UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

ITEM 1.	INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill announces Notice of 4Q22 Earnings Release and Presentation

Hamilton, Bermuda, March 30, 2023 – Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) announces that its 4Q22 earnings will be published on Wednesday April 05, 2023.

Seadrill’s executive management team will host a virtual presentation on the same day (Wednesday April 05, 2023) at 9:00am EST / 2:00pm BST / 3:00pm CET. Subsequent to the presentation, a Q&A session will be held exclusively for sell-side and industry analysts.

To tune into the live virtual presentation, you may do so using the provided conference call and webcast details listed below. Please note that participation in the Q&A session will only be available to analysts dialled into the meeting via conference call. If dialling into the presentation via conference call, you will be able to download the presentation materials via the Company’s website: www.seadrill.com.

Conference call

To listen to the presentation via conference call, please join the call on the day by dialling one of the international telephone numbers listed below and using the corresponding pin: 862642

United Kingdom (Local): +44 20 3936 2999

United Kingdom (Toll-Free): +44 800 640 6441

International dial-in number: +44 20 3936 2999

Webcast

To join to the presentation via webcast, please register for the event ahead of time by following this link: https://bit.ly/3Fa3CKn

If you are unable to tune into the live session via conference call or webcast, a replay of the presentation will be made available soon after the event on the Investor Relations section of the website: www.seadrill.com/investors/.

Contact Information

For additional information, visit www.seadrill.com.

David Warwick

Director of Investor Relations

T: +971 58 687 4132

E: david.warwick@seadrill.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deep-water environments.

Forward-Looking Statements

The new release includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of the new release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, offshore drilling market conditions, including supply and demand, dayrates, fluctuations in the price of oil, international financial market conditions, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, the review of competition authorities and other factors listed in our public filings. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Consequently, no forwardlooking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022 (File No. 001-39327). This information is subject to the disclosure requirements pursuant to article 19 of the Regulation EU 596/2014 (the EU Market Abuse Regulation) and section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: March 30, 2023	By:	/s/ Simon Johnson
Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)